United States securities and exchange commission logo





                              April 16, 2024

       Conor Fennerty
       Executive Vice President, Chief Financial Officer & Treasurer SITE Centers Corp.
       3300 Enterprise Parkway
       Beachwood, OH 44122

                                                        Re: SITE Centers Corp.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            File No. 001-11690

       Dear Conor Fennerty:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 30

   1. We note from your most recent earnings call that the pace of dispositions has remained robust and that you
have almost $750 million of real estate currently either under LOI or in contract
negotiation. While the disclosure in your Form 10-K notes that you have engaged in significant
disposition activity in recent periods, it is not clear from your disclosure whether you
are following a broader strategy to dispose of certain assets, other than those related to
the announced planned spin-off, and whether or not that trend should be expected to continue
into future periods. Please tell us what consideration you have given to discussing
known trends or uncertainties that are reasonably likely to have a material impact on your
cash flows, liquidity, capital resources, cash requirements, financial position, or
results of operations related to your disposition strategy within your
                                                        Management   s
Discussion and Analysis of Financial Condition and Results of Operations.
                                                        Reference is made to
Item 303 of Regulation S-K.
                                                        In closing, we remind
you that the company and its management are responsible for the
 Conor Fennerty
SITE Centers Corp.
April 16, 2024
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameConor Fennerty                          Sincerely,
Comapany NameSITE Centers Corp.
                                                          Division of
Corporation Finance
April 16, 2024 Page 2                                     Office of Real Estate
& Construction
FirstName LastName